Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-156695

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Return Optimization Securities with Contingent Protection linked to the Dow Jones-UBS Commodity IndexSM	$1,627,900	$116.07
(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

PRICING SUPPLEMENT (To Prospectus dated January 13, 2009 and Product Supplement dated January 21, 2009)

UBS AG $1,627,900 Return Optimization Securities with Contingent Protection
Linked to the Dow Jones-UBS Commodity IndexSM due May 31, 2013

Investment Description

UBS AG Return Optimization Securities with Contingent Protection (the “ROS” or “Securities”) are senior unsecured debt securities issued by UBS AG (“UBS”) linked to the performance of the Dow Jones-UBS Commodity IndexSM (the “Index”), which is comprised of nineteen exchange-traded futures contracts on physical commodities. A detailed description of the Index is attached to this pricing supplement as Annex A for your review. ROS are designed to enhance index returns in a moderate-return environment — meaning an environment in which stocks generally experience moderate appreciation. If the Index Return is positive, at maturity you will receive your principal plus 1.5 times the Index Return, up to the Maximum Gain, providing you with an opportunity to outperform the Index. If the Index Return is between 0 and -30% (inclusive), at maturity you will receive your principal. If the Index Return is below -30% (the “Trigger Level”), at maturity you will lose 1% (or a fraction thereof) of your principal for every 1% (or a fraction thereof) that the Index Return is below 0%. Accordingly, if the Index has declined more than 30% as of the Final Valuation Date, you may lose up to 100% of your principal. The contingent protection feature applies only if you hold your ROS to maturity. Any payment on the ROS, including any contingent protection feature, is subject to the creditworthiness of UBS.

Features
☐	Core Investment Opportunity: At maturity, the ROS enhance any positive returns of the Index up to the Maximum Gain while providing a contingent initial cushion from negative Index Returns. In moderate-return environments, this strategy provides an opportunity to outperform investments that track the performance of the Index.
☐	Contingent Protection Feature: At maturity, you may be entitled to receive a cash payment equal to your principal under certain limited circumstances even though the Index Return is negative. Contingent protection only applies if the ROS are held to maturity, and is subject to the creditworthiness of UBS.

Key Dates

Trade Date	May 25, 2010
Settlement Date	May 28, 2010
Final Valuation Date*	May 24, 2013
Maturity Date*	May 31, 2013
*	Subject to postponement in the event of a market disruption event. See “Maturity Date” and “Final Valuation Date” under “General Terms of the ROS” in the ROS CP product supplement.
Security Offering

We are offering the Return Optimization Securities with Contingent Protection linked to the Dow Jones-UBS Commodity IndexSM. The return on the ROS are subject to, and will not exceed, the Maximum Gain or the corresponding Maximum Payment at Maturity per $10.00 Security. The ROS are offered at a minimum investment of $1,000, or 100 securities at $10.00 per Security, and integral multiples of $10.00 in excess thereof.

Securities	Index Symbol*	Maximum Gain	Maximum Payment at Maturity per $10.00 Security	Index Starting Level	Trigger Level**	CUSIP	ISIN
ROS linked to the Dow Jones-UBS Commodity IndexSM	DJUBS	39%	$13.90	122.3947	85.6763	902669126	US9026691264
*	Bloomberg, L.P.
**	The Trigger Level is equal to 70% of the Index Starting Level.

See “Additional Information about UBS and the ROS” on page 2. The ROS will have the terms specified in the ROS CP product supplement and accompanying prospectus, as supplemented by the Index supplement and this pricing supplement. See “Key Risks” on page 4 and the more detailed “Risk Factors” beginning on page PS-12 of the ROS CP product supplement for risks related to an investment in the ROS. Your ROS do not guarantee a return of principal. An Index Return of less than -30% will result in a loss of principal.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this pricing supplement, the ROS CP product supplement, the Index supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The securities are not deposit liabilities of UBS and are not FDIC insured.

	Price to Public	Underwriting Discount	Proceeds to UBS AG
Per Security	$10.00	$0.25	$9.75
Total	$1,627,900	$40,697.50	$1,587,202.50

UBS Financial Services Inc.	UBS Securities LLC

Pricing Supplement dated May 25, 2010

Additional Information about UBS and the ROS

UBS has filed a registration statement (including a prospectus, as supplemented by a product supplement for the ROS and an index supplement for various securities we may offer, including the ROS), with the Securities and Exchange Commission, or SEC, for the offering to which this pricing supplement relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC web site at www.sec.gov. Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you the prospectus, the ROS CP product supplement and the Index supplement if you so request by calling toll-free 800-722-7370.

You may access these documents on the SEC web site at www.sec.gov as follows:

♦	ROS with Contingent Protection product supplement dated January 21, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000099/v137167_690304-424b2.htm

♦	Index supplement dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000139340109000044/v128784_690258-424b2.htm

♦	Prospectus dated January 13, 2009:

http://www.sec.gov/Archives/edgar/data/1114446/000095012309000556/y73628b2e424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this pricing supplement, “ROS” and “Securities” refers to the Return Optimization Securities with Contingent Protection that are offered hereby, unless the context otherwise requires. Also, references to the “ROS CP product supplement” mean the UBS product supplement for Return Optimization Securities with Contingent Protection, dated January 21, 2009, references to the “Index supplement” mean the UBS Index supplement, dated January 13, 2009, and references to “accompanying prospectus” mean the UBS prospectus titled “Debt Securities and Warrants,” dated January 13, 2009.

Investor Suitability

The ROS may be suitable for you if:

♦	You believe that the Index will appreciate moderately — meaning that you believe the Index will appreciate over the term of the ROS, although such appreciation is unlikely to exceed an amount equal to the Maximum Gain
♦	You are willing and able to lose up to 100% of your principal amount if the Index Return is less than -30%
♦	You seek an investment that offers contingent protection when the ROS are held to maturity
♦	You do not seek current income from this investment
♦	You are willing to hold the ROS to maturity, a term of 3 years, and are willing to accept that there may be no secondary market for the ROS
♦	You are willing to invest in the ROS based on the Maximum Gain
♦	You are comfortable with the creditworthiness of UBS, as Issuer of the ROS

The ROS may not be suitable for you if:

♦	You do not believe the Index will appreciate over the term of the ROS, or you believe the Index will appreciate by more than the Maximum Gain
♦	You seek an investment that is 100% principal protected
♦	You seek an investment that is exposed to the full potential appreciation of the Index, without a cap on participation
♦	You will create an overconcentrated position in any particular commodities sector of your portfolio by owning the Securities.
♦	You seek current income from this investment
♦	You are unable or unwilling to hold the ROS to maturity, a term of 3 years
♦	You seek an investment for which there will be an active secondary market
♦	You are unable or unwilling to assume the credit risk associated with UBS, as Issuer of the ROS

The investor suitability considerations identified above are not exhaustive. Whether or not the ROS are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the ROS in light of your particular circumstances. You should also review “Key Risks” on page 4 of this pricing supplement and the more detailed “Risk Factors” beginning on PS-12 of the ROS CP product supplement for risks related to an investment in the ROS.

Final Terms

Issuer	UBS AG, Jersey Branch
Issue Price	$10.00 per ROS
Term	3 years
Maximum Gain	39%
Multiplier	1.5
Payment at Maturity(1) (per $10.00)	If the Index Return (as defined below) is positive and when multiplied by the Multiplier is equal to or greater than the Maximum Gain, you will receive:
$10.00 + ($10.00 × Maximum Gain)
If the Index Return is positive and when multiplied by the Multiplier is less than the Maximum Gain, you will receive:
$10.00 + ($10.00 × 1.5 × Index Return)
If the Index Return is between 0% and -30% (inclusive), you will receive 100% of your principal.
If the Index Return is less than -30%, you will lose 1% of your principal (or a fraction thereof) for each percentage point (or a fraction thereof) that the Index Return is below 0%.
Accordingly, if the Index has declined by more than 30% at the time of maturity of your ROS, you may lose up to 100% of your principal.
Index Return	Index Ending Level – Index Starting Level Index Starting Level
Index Starting Level	122.3947, which is the closing level of the Index on the Trade Date
Index Ending Level	The closing level of the Index on the Final Valuation Date
Trigger Level	85.6763, which is equal to 70% of the Index Starting Level

Determining Payment at Maturity

If the Index Return is less than -30% you will lose 1% (or a fraction thereof) on the principal amount of your ROS for every 1% (or a fraction thereof) the Index Return is below 0%. Accordingly, for each $10.00 invested, your payment at maturity will be calculated as follows:

$10.00 + ($10.00 × Index Return)

As such, you could lose up to 100% of your principal depending on how much the Index declines over the term of the ROS.

(1)	Contingent protection is provided by UBS and, therefore, is dependent on the ability of UBS to satisfy its obligations when they come due.

Key Risks
♦	Contingent protection only if you hold the ROS to maturity — You may be entitled to receive at least the principal amount of your ROS under certain limited circumstances only if you hold your ROS to maturity. The market value of the ROS may fluctuate between the date you purchase them and the Final Valuation Date. If you sell your ROS in the secondary market prior to maturity, you will not receive any contingent protection on the portion of your ROS sold. You should be willing to hold your ROS to maturity.
♦	At maturity, you risk losing some or all of your principal — If the Index Return is less than -30% you will lose 1% (or a fraction thereof) of your principal for each 1% (or fraction thereof) that the Index Return is less than 0%. Accordingly, if the level of the Index has declined by more than 30% as of the Final Valuation Date, you risk losing 100% of your principal.
♦	Your return potential is limited — If the Index Return is positive, the Index Return will be multiplied by the Multiplier, subject to the Maximum Gain on the ROS. Therefore, you will not benefit from any positive Index Return, multiplied by the Multiplier, in excess of the Maximum Gain.
♦	There may be little or no secondary market for the ROS — The ROS will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the ROS will develop. UBS Securities LLC and other affiliates of UBS currently intend to make a market in the ROS, although they are not required to do so and may stop making a market at any time. The price, if any, at which you may be able to sell your ROS prior to maturity could be at a substantial discount from the initial price to public, and as a result, you may suffer substantial loss.
♦	Credit of UBS — The ROS are senior unsecured debt obligations of the issuer, UBS, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ROS, including any contingent protection provided at maturity, depends on the ability of UBS to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of UBS may affect the market value of the ROS and, in the event UBS were to default on its obligations, you may not receive the contingent protection or any other amounts owed to you under the terms of the ROS.
♦	Market risk — The return on the Securities, if any, at maturity is directly linked to the performance of the Index, and indirectly linked to the value of the futures contracts on physical commodities comprising the Index (the “Index Commodities”), and will depend on whether, and the extent to which, the Index Return is positive or negative. If the Index Ending Level is less than the Trigger Level on the Final Valuation Date, you will be fully exposed to the negative performance of the Index.
♦	No interest payments — You will not receive any periodic interest payments on the Securities.
♦	Owning the Securities is not the same as owning the Index Commodities — Owning the Securities is not the same as owning the Index Commodities. As a holder of the Securities, you will not have any rights with respect to any of the Index Commodities. Any amounts payable on your Securities will be made in cash, and you will have no right to receive any of the Index Commodities.
♦	Price prior to maturity — The market price of the Securities will be influenced by many unpredictable and interrelated factors, including the levels of the Index; the volatility of the Index; the time remaining to the maturity of the Securities; interest rates in the markets in general; geopolitical conditions and economic, financial, political, regulatory, judicial or other events; and the creditworthiness of UBS.
♦	The involvement of UBS Securities LLC in the Index Committees may conflict with your interest as a holder of the Securities — The Index is overseen and managed by the Dow Jones-UBS Commodity Index Supervisory and Advisory Committees (collectively, the “Index Committees”). Employees of UBS Securities LLC, an affiliate of UBS, are members of the Index Committees. The Index Committees have a significant degree of discretion regarding the composition and methodology of the Index. Consequently, UBS Securities LLC will be involved in the composition and management of the Index including additions, deletions and the weightings of the Index Commodities, all of which could affect the level of the Index and, therefore, could affect the amount payable on the Securities at maturity and the market value of the Securities prior to maturity. Due to its influence on determinations of the Index Committees, which may affect the market value of the Securities, UBS Securities LLC may have a conflict of interest if it participates in or influences such determinations.
♦	The Index is a proprietary index of UBS Securities LLC, an affiliate of UBS, and conflicts of interest may arise from our affiliated relationship with UBS Securities LLC — The Index is the exclusive property of UBS Securities LLC, who is one of our affiliates. The Index is calculated by Dow Jones & Company, Inc. in conjunction with UBS Securities LLC. Any actions or judgments by UBS Securities LLC could adversely affect the trading value of the Securities and the payment we will pay to you at maturity. Even though UBS Securities LLC is one of our affiliates, we have no ability to control or predict UBS Securities LLC’s actions, including any errors in or discontinuation of disclosure regarding its methods or policies relating to the calculation of the Index. You, as an investor in the Securities, should make your own investigation into the Index and UBS Securities LLC. We and our affiliates do not guarantee and assume no potential liability for the adequacy or accuracy of the calculation or publication of the Index.
♦	The Index reflects excess return, not total return — The return on your Securities is based on the performance of the Index, which reflects the returns that are potentially available through an unleveraged investment in the Index Commodities. It is not, however, linked to a “total return” index or strategy, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the Index Commodities. The return on your Securities will not include such a total return feature or interest component.

♦	Commodity price risks — Trading in futures contracts associated with the Index is speculative and can be extremely volatile. Market prices of the physical commodities underlying the futures contracts comprising the Index may fluctuate rapidly based on numerous factors. These factors may affect the level of the Index and the market value of your Securities in varying ways, and different factors may cause the value of different commodities included in the Index, and the volatilities of their prices, to move in inconsistent directions and at inconsistent rates.
♦	Suspensions or disruptions of market trading in the commodity and related futures markets may adversely affect the value of your Securities — Commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some non-U.S. exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a “limit price”. Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of the Index and, therefore, the value of your Securities.
♦	Higher future prices of commodities included in the Index relative to their current prices may lead to a decrease in the amount payable at maturity — As the futures contracts included in the Index come to expiration, they are replaced by contracts that have a later expiration. This process is referred to as “rolling”. Sale prices for contracts with later expiration dates that are higher than the sale prices for contracts expiring earlier could adversely affect the value of the Index and, accordingly, decrease the payment you receive at maturity. See “The DJ-UBS Commodity Index is a Rolling Index” on page 4 of Annex A.
♦	Potential over-concentration in particular commodity sectors — The commodities underlying the futures contracts included in the Index are concentrated in a limited number of sectors, particularly energy, agriculture and industrial metals. Investment in the Securities will increase your portfolio’s exposure to fluctuations in the commodity sectors comprising the Index.
♦	Prolonged decline in value in energy oriented materials would have a negative impact on the level of the Index and the value of your Securities — Approximately 31.50% of the Index Commodities are energy oriented, including approximately 15% in crude oil. Accordingly, a decline in value in such raw materials would adversely affect the level of the Index and the value of your Securities. Technological advances or the discovery of new oil reserves could lead to increases in world wide production of oil and corresponding decreases in the price of crude oil. In addition, further development and commercial exploitation of alternative energy sources, including solar, wind or geothermal energy, could lessen the demand for crude oil products and result in lower prices. Absent amendment of the Index to lessen or eliminate the concentration of existing energy contracts in the Index or to broaden the Index to account for such developments, the level of the Index and the value of your Securities could decline as a result.
♦	An investment in the Securities is subject to risks associated with foreign commodities markets — The Index consists of nineteen exchange traded futures contracts on physical commodities, three of which are traded on the London Metal Exchange. You should be aware that investments in securities linked to the value of foreign commodity contracts involve particular risks. The Index will include Index Commodities that trade on foreign trading facilities. The regulations of the U.S. Commodity Futures Trading Commission do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on United States trading facilities. Certain foreign markets may be more susceptible to disruption than United States trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, and moratoriums, and political or diplomatic events.
♦	Changes in the composition and valuation of the Index — The composition of the Index may change over time, as additional Index Commodities satisfy the eligibility criteria of the Index or Index Commodities currently included in the Index fail to satisfy such criteria and those changes could impact the composition of the Index. Modifications to the methodology for determining the Index Commodities to be included in the Index, and for valuing the Index, may be made in the future. Such changes could adversely affect the value of your Securities.
♦	Impact of fees on secondary market prices — Generally, the price of the ROS in the secondary market is likely to be lower than the initial price to public since the initial price to public included, and the secondary market prices are likely to exclude, commissions, hedging costs or other compensation paid with respect to the ROS.
♦	Potential UBS impact on price — Trading or transactions by UBS or its affiliates in the index and/or over-the-counter options, futures or other instruments with return linked to the performance of the Index, may adversely affect the market price of the Index and, therefore, the market value of the ROS.
♦	Potential conflict of interest — UBS and its affiliates actively engage in trading activity related to the Index, and the Index Commodities. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives and related instruments which are linked to the performance of Index Commodities or are linked to the performance of the Index. Certain of UBS’s affiliates may underwrite or issue other securities or financial instruments indexed to the Index and related indices, and UBS Securities LLC and Dow Jones & Company, Inc. and their affiliates may license the Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the Index. The calculation agent, UBS Securities LLC, will determine the payment at maturity based on the observed level of the Index. The calculation agent can postpone the determination of the ending level if a market disruption event occurs and is continuing on the final valuation date.
♦	Potentially inconsistent research, opinions or recommendations by UBS — UBS and its affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding any offering of the ROS, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index or Index Commodities, and therefore the market value of the ROS.
♦	Uncertain tax treatment — Significant aspects of the tax treatment of the ROS are uncertain. You should consult your own tax advisor about your own tax situation. See “What Are the Tax Consequences of the ROS” on page 10.
♦	Potential return only at maturity — You can only earn the potential return if you hold your ROS to maturity.

Dow Jones-UBS Commodity IndexSM

The following information on the Dow Jones-UBS Commodity IndexSM provided in this document should be read together with the discussion related to the Dow Jones-UBS Commodity IndexSM that is attached to this pricing supplement as Annex A.

Set forth below is a current list of the Index Commodities comprising the Index, together with their respective symbols, exchanges, target weights for 2010 and actual weights as of March 31, 2010:

Commodity	Contract	Units	Exchange	Individual Component Target Weights	Individual Component Actual Weights
Natural Gas	Henry Hub Natural Gas	10,000 mmbtu	NYMEX	11.55%	8.27%
Crude Oil	Light, Sweet Crude Oil	1,000 barrels	NYMEX	14.34%	15.37%
Gasoline*	Reformulated Blendstock for Oxygen Blending	42,000 gallons	NYMEX	3.53%	4.03%
Heating Oil	Heating Oil	42,000 gallons	NYMEX	3.58%	3.79%
Live Cattle	Live Cattle	40,000 lbs	CME	3.55%	4.12%
Lean Hogs	Lean Hogs	40,000 lbs	CME	2.10%	2.77%
Wheat	Wheat	5,000 bushels	CBOT	4.70%	4.05%
Corn	Corn	5,000 bushels	CBOT	7.09%	6.24%
Soybeans	Soybeans	5,000 bushels	CBOT	7.91%	7.73%
Soybean Oil	Soybean Oil	60,000 lbs	CBOT	3.00%	3.03%
Aluminum	High Grade Primary Aluminum	25 metric tons	LME	5.75%	6.14%
Copper	Copper	25,000 lbs	COMEX	7.64%	8.44%
Zinc	Special High Grade Zinc	25 metric tons	LME	3.02%	2.92%
Nickel	Primary Nickel	6 metric tons	LME	2.37%	3.42%
Gold	Gold	100 troy oz.	COMEX	9.12%	9.54%
Silver	Silver	5000 troy oz.	COMEX	3.29%	3.34%
Sugar	World Sugar No. 11	112,000 lbs	NYBOT	2.89%	1.83%
Cotton	Cotton	50,000 lbs	NYBOT	2.00%	2.35%
Coffee	Coffee “C”	37,500 lbs	NYBOT	2.56%	2.62%
*	As announced on March 3, 2006, The New York Harbor Unleaded Gasoline (“HU”) contract was replaced in April 2006 by the Reformulated Gasoline Blendstock for Oxygen Blending (“RB”) futures contract. The transition occurred during the regularly scheduled April 2006 Roll Period. The last HU contract was the May 2006 expiration. The first RB contract was the July 2006 expiration.

Historical Closing Levels of the Index

The following table sets forth the quarterly high and low closing levels for the Index, based on daily closing levels, as reported by Bloomberg. The closing level of the Index on May 25, 2010 was 122.40.

Quarter Begin	Quarter End	Quarterly High	Quarterly Low	Quarterly Close
1/3/2006	3/31/2006	174.22	158.78	165.19
4/3/2006	6/30/2006	187.63	164.72	173.24
7/3/2006	9/29/2006	179.96	156.59	159.96
10/2/2006	12/29/2006	175.21	156.08	166.51
1/3/2007	3/30/2007	173.50	155.88	171.96
4/2/2007	6/29/2007	176.48	168.52	169.67
7/2/2007	9/28/2007	179.72	161.06	178.25
10/1/2007	12/31/2007	185.57	172.12	184.96
1/2/2008	3/31/2008	219.09	181.16	201.60
4/1/2008	6/30/2008	234.12	199.57	233.03
7/1/2008	9/30/2008	237.95	167.39	167.78
10/1/2008	12/31/2008	167.48	106.09	117.24
1/2/2009	3/31/2009	123.46	102.00	109.78
4/1/2009	6/30/2009	131.12	107.49	122.54
7/1/2009	9/30/2009	132.92	113.24	127.68
10/1/2009	12/31/2009	140.05	124.17	139.19
1/4/2010	3/31/2010	145.03	126.56	132.15
4/1/2010*	5/25/2010*	145.03	122.40	122.40
*	As of the date of this pricing supplement available information for the second calendar quarter of 2010 includes data for the period from April 1, 2010 through May 25, 2010. Accordingly, the “Quarterly High,” “Quarterly Low” and “Quarterly Close” data indicated are for this shortened period only and do not reflect complete data for the second calendar quarter of 2010.

The graph below illustrates the performance of the Index from January 31, 2000 through May 25, 2010, based on information from Bloomberg. The dotted line represents the Trigger Level of 85.68, which is equal to 70% of the closing level on May 25, 2010. Past performance of the Index is not indicative of the future performance of the Index.

Hypothetical Examples and Return Table of the ROS at Maturity

The examples and table below illustrate the Payment at Maturity for a $10.00 Security on a hypothetical offering of the ROS, with the following assumptions:

Investment Term:	3 years
Index Starting Level:	122.40
Trigger Level:	85.68 (70% of Index Starting Level)
Maximum Gain:	39%
Range of Index Performance:*	50% to -50%
Observation Period:	Final Valuation Date
*	The Index Return range is provided for illustrative purposes only. The actual Index Return may be below -50% and you therefore may lose up to 100% of your investment in the ROS.

Index Ending Level	Index Return	Payment at Maturity	Securities Total Return at Maturity
183.60	50.00%	$13.90	39.00%
177.48	45.00%	$13.90	39.00%
171.36	40.00%	$13.90	39.00%
165.24	35.00%	$13.90	39.00%
159.12	30.00%	$13.90	39.00%
153.00	25.00%	$13.75	37.50%
146.88	20.00%	$13.00	30.00%
140.76	15.00%	$12.25	22.50%
128.52	5.00%	$10.75	7.50%
122.40	0.00%	$10.00	0.00%
116.28	-5.00%	$10.00	0.00%
104.04	-15.00%	$10.00	0.00%
97.92	-20.00%	$10.00	0.00%
91.80	-25.00%	$10.00	0.00%
85.68	-30.00%	$10.00	0.00%
79.56	-35.00%	$6.50	-35.00%
73.44	-40.00%	$6.00	-40.00%
67.32	-45.00%	$5.50	-45.00%
61.20	-50.00%	$5.00	-50.00%

Example 1 — On the Final Valuation Date, the Index closes 5% above the Index Starting Level. Since the Index Return is 5%, you will receive 1.5× the Index Return, or a 7.50% total return, and the payment at maturity per $10.00 principal amount of the ROS will be calculated as follows:

$10.00 + ($10.00 × 1.5 × 5%) = $10.00 + $0.75 = $10.75

Example 2 — On the Final Valuation Date, the Index closes 50% above the Index Starting Level. Since 1.5x the Index Return of 50% is more than the Maximum Gain of 39%, you will receive the Maximum Gain of 39%, and the payment at maturity is equal to $13.90 per $10.00 principal amount of ROS

Example 3 — On the Final Valuation Date, the Index closes 15% below the Index Starting Level. Since the Index Return is -15%, which is above the Trigger Level of 70%, the payment at maturity is equal to $10.00 per $10.00 principal amount of ROS

Example 4 — On the Final Valuation Date, the Index closes 40% below the Index Starting Level. Since the Index Return is -40%, which is below the Trigger Level of 70%, the payment at maturity per $10.00 principal amount of ROS is as follows:

$10.00 + ($10.00 × -40%) = $6.00

Accordingly, if the Index closes below the Trigger Level on the Final Valuation Date, you may lose up to 100% of your principal.

What Are the Tax Consequences of the ROS?

The following is a general description of certain United States federal tax considerations relating to the ROS. It does not purport to be a complete analysis of all tax considerations relating to the ROS. Prospective purchasers of the ROS should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the United States of acquiring, holding and disposing of the ROS and receiving payments of principal and/or other amounts under the ROS. This summary is based upon the law as in effect on the date of this product supplement and is subject to any change in law that may take effect after such date.

The discussion below supplements the discussion under “U.S. Tax Considerations” in the attached prospectus and replaces the discussion under “Supplemental U.S. Tax Considerations” in the ROS CP product supplement. This discussion applies to you only if you are the original investor in the ROS and you hold your ROS as capital assets for tax purposes. This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

♦	a dealer in securities,
♦	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings,
♦	a bank,
♦	a life insurance company,
♦	a tax-exempt organization,
♦	a person that owns ROS as part of a straddle or a hedging or conversion transaction for tax purposes, or
♦	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

Except as otherwise noted under “Non-United States Holders” below, this discussion is only applicable to you if you are a United States holder. You are a United States holder if you are a beneficial owner of a ROS and you are: (i) a citizen or resident of the United States, (ii) a domestic corporation, (iii) an estate whose income is subject to United States federal income tax regardless of its source, or (iv) a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

If a partnership holds the ROS, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the ROS should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the ROS.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE ROS SHOULD BE TREATED FOR UNITED STATES FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE ROS ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF HAVING AGREED TO THE REQUIRED TAX TREATMENT OF YOUR ROS DESCRIBED BELOW AND AS TO THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS TO YOUR INVESTMENT IN YOUR ROS.

In the opinion of our counsel, Cadwalader, Wickersham & Taft LLP, it would be reasonable to treat your ROS as a pre-paid derivative contract with respect to the Index and the terms of the ROS require you and us (in the absence of a statutory, regulatory, administrative or judicial ruling to the contrary) to treat the ROS for all tax purposes in accordance with such characterization. If the ROS are so treated, you should generally not accrue any income with respect to the ROS during the term of the ROS and you should generally recognize capital gain or loss upon the sale, exchange or maturity of your ROS in an amount equal to the difference between the amount realized at such time and your tax basis in the ROS. In general, your tax basis in your ROS will be equal to the price you paid for them. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year. The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Because of the absence of authority regarding the appropriate tax characterization of your ROS, it is possible that the Internal Revenue Service could seek to characterize your ROS in a manner that results in tax consequences to you that are different from those described above. In 2007, the Internal Revenue Service released a notice that may affect the taxation of holders of the ROS. According to the notice, the Internal Revenue Service and the Treasury Department are actively considering whether the holder of an instrument such as the ROS should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the ROS will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Code should be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations. Except to the extent otherwise required by law, UBS intends to treat your ROS for United States federal income tax purposes in accordance with the treatment described above unless and until such time as the Treasury Department and Internal Revenue Service determine that some other treatment is more appropriate.

Moreover, in 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of ROS purchased after the bill was enacted to accrue interest income over the term of the ROS despite the fact that there will be no interest payments over the term of the ROS. It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your ROS.

It is possible that the ROS could be treated as a debt instrument subject to the special tax rules governing contingent debt instruments. If the ROS are so treated, you would be required to accrue interest income over the term of your ROS based upon the yield at which we would issue a non-contingent fixed-rate debt instrument with other terms and conditions similar to your ROS. You would recognize gain or loss upon the sale or maturity of your ROS in an amount equal to the difference, if any, between the amount you receive at such time and your adjusted basis in your ROS. In general, your adjusted basis in your ROS would be equal to the amount you paid for your ROS, increased by the amount of interest you previously accrued with respect to your ROS. Any gain you recognize upon the sale, redemption or maturity of your ROS would be ordinary income and any loss recognized by you at such time would be ordinary loss to the extent of interest you included in income in the current or previous taxable years in respect of your ROS, and thereafter, would be capital loss.

Because of the absence of authority regarding the appropriate tax characterization of your ROS, it is possible that the Internal Revenue Service could seek to characterize your ROS in a manner that results in tax consequences to you that are different from those described above. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your ROS or a portion of your ROS. If Section 1256 were to apply to your ROS, gain or loss recognized with respect to your ROS or the relevant portion of your ROS) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the ROS. You would also be required to mark your ROS (or a portion of your ROS) to market at the end of each year (i.e.,recognize gain or loss as if the ROS or the relevant portion of the ROS had been sold for fair market value).

The Internal Revenue Service could also possibly assert that (i) you should be treated as owning the components of the Index, (ii) you should be required to recognize taxable gain upon a rollover or rebalancing, if any, of the components of the Index, (iii) any gain or loss that you recognize upon the exchange or maturity of the ROS should be treated as ordinary gain or loss, (iv) you should be required to accrue interest income over the term of your ROS or (v) you should be required to include in ordinary income an amount equal to any increase in the Index that is attributable to ordinary income that is realized in respect of the components of the Index. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your ROS for U.S. federal income tax purposes.

Treasury Regulations Requiring Disclosure of Reportable Transactions.  Treasury regulations require United States taxpayers to report certain transactions (“Reportable Transactions”) on Internal Revenue Service Form 8886. An investment in the ROS or a sale of the ROS should generally not be treated as a Reportable Transaction under current law, but it is possible that future legislation, regulations or administrative rulings could cause your investment in the ROS or a sale of the ROS to be treated as a Reportable Transaction. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of ROS.

Backup Withholding and Information Reporting.  If you are a noncorporate United States holder, information reporting requirements, on Internal Revenue Service Form 1099, generally will apply to:

♦	payments of principal and interest on a ROS within the United States, including payments made by wire transfer from outside the United States to an account you maintain in the United States, and
♦	the payment of the proceeds from the sale of a ROS effected at a United States office of a broker.

Additionally, backup withholding will apply to such payments if you are a noncorporate United States holder that:

♦	fails to provide an accurate taxpayer identification number,
♦	is notified by the Internal Revenue Service that you have failed to report all interest and dividends required to be shown on your federal income tax returns, or
♦	in certain circumstances, fails to comply with applicable certification requirements.

Payment of the proceeds from the sale of a ROS effected at a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, a sale of a ROS that is effected at a foreign office of a broker will generally be subject to information reporting and backup withholding if:

♦	the proceeds are transferred to an account maintained by you in the United States,
♦	the payment of proceeds or the confirmation of the sale is mailed to you at a United States address, or
♦	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations.

In addition, a sale of a ROS effected at a foreign office of a broker will generally be subject to information reporting if the broker is:

♦	a United States person,

♦	a controlled foreign corporation for United States tax purposes,
♦	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period, or
♦	a foreign partnership, if at any time during its tax year:
♦	one or more of its partners are “U.S. persons”, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or
♦	such foreign partnership is engaged in the conduct of a United States trade or business.

Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge that you are a United States person.

Specified Foreign Financial Assets.   Under recently enacted legislation, individuals that own “specified foreign financial assets” may be required to file information with respect to such assets with their tax returns, especially if such individuals hold such assets outside the custody of a U.S. financial institution. You are urged to consult your tax advisor as to the application of this legislation to your ownership of the ROS.

Non-United States Holders.  If you are not a United States holder, you will generally not be subject to United States withholding tax with respect to payments on your ROS but you may be subject to generally applicable information reporting and backup withholding requirements with respect to payments on your ROS unless you comply with certain certification and identification requirements as to your foreign status. Gain from the sale or exchange of a ROS or settlement at maturity generally will not be subject to U.S. tax unless such gain is effectively connected with a trade or business conducted by the non-U.S. holder in the United States or unless the non-U.S. holder is a non-resident alien individual and is present in the U.S. for 183 days or more during the taxable year of such sale, exchange or settlement and certain other conditions are satisfied.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of December 31, 2009	CHF	USD
	(in millions)
Debt
Short term debt issued(1)	86,843	83,875
Long term debt issued(1)	143,683	138,773
Total debt issued(1)	230,526	222,648
Minority Interest(2)	7,620	7,360
Shareholders’ Equity	41,013	39,612
Total capitalization	279,159	269,620

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position based on remaining maturities.
(2)	Includes Trust Preferred Securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.96583 (the exchange rate in effect as of December 31, 2009).

Supplemental Plan of Distribution (Conflicts of Interest)

Conflicts of Interest — Each of UBS Securities LLC and UBS Financial Services Inc. is an affiliate of UBS and, as such, has a “conflict of interest” in this offering within the meaning of NASD Rule 2720. In addition, UBS will receive the net proceeds (excluding the underwriting discount) from the initial public offering of the Securities, thus creating an additional conflict of interest within the meaning of Rule 2720. Consequently, the offering is being conducted in compliance with the provisions of Rule 2720. Neither UBS Securities LLC nor UBS Financial Services Inc. is permitted to sell the ROS in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

Structured Product Categorization

To help investors identify appropriate investment products (“structured products”), UBS organizes its structured products into four categories: Protection Strategies, Optimization Strategies, Performance Strategies and Leverage Strategies. The ROS are classified by UBS as an Optimization Strategy for this purpose. The description below is intended to describe generally the four categories of structured products and the types of protection that may be offered on those products. This description should not be relied upon as a description of any particular structured product.

♦	Protection Strategies are structured to provide investors with a high degree of principal protection at maturity, periodic coupons or a return at maturity with the potential to outperform traditional fixed income instruments. These structured products are designed for investors with low to moderate risk tolerances.
♦	Optimization Strategies are structured to optimize returns or yield within a specified range. These structured products are designed for investors with moderate to high risk tolerances. Optimization Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Performance Strategies are structured to be strategic alternatives to index funds or exchange traded funds or to allow efficient access to new markets. These structured products are designed for investors with moderate to high risk tolerances. Performance Strategies may be structured to provide no principal protection, partial protection or contingent protection.
♦	Leverage Strategies are structured to provide leveraged exposure to the performance of an underlying asset. These structured products are designed for investors with high risk tolerances.

“Partial protection”, if applicable, provides principal protection against a decline in the price or level of the underlying asset down to a specified threshold; investors will lose 1% of principal for every 1% decline in the price or level of the underlying asset below the specified threshold.

“Contingent protection”, if applicable, provides principal protection at maturity as long as the price or level of the underlying asset does not trade below a specified threshold; if the price or level of the asset declines below the specified threshold, all principal protection is lost and the investor will have full downside exposure to the price or level of the underlying asset.

In order to benefit from any type of principal protection, investors must hold the security to maturity.

Classification of structured products into categories is not intended to guarantee particular results or performance.

Annex A

Dow Jones-UBS Commodity IndexSM

The following is a description of the Dow Jones-UBS Commodity IndexSM (the “DJ-UBS Commodity Index” or the “Index”), including, without limitation, its make-up, method of calculation and changes in its components. The information in this description has been taken from (i) publicly available sources and (ii) a summary of the Dow Jones-UBS Commodity Index Handbook (a document that is considered proprietary to Dow Jones & Company, Inc. and UBS Securities LLC and is available at http://www.djindexes.com/ubs/ index.cfm?go=handbook). Such information reflects the policies of, and is subject to change by, Dow Jones & Company, Inc. (“Dow Jones”) and UBS Securities LLC (“UBS Securities”). UBS AG (“UBS”), the issuer of the Securities, has not independently verified information from publicly available sources described above in clause (i). You, as an investor in the Securities, should make your own investigation into the DJ-UBS Commodity Index, Dow Jones and UBS Securities. Dow Jones and the Dow Jones-UBS Commodity Index Supervisory and Advisory Committees and/or members of the Supervisory and Advisory Committees have no obligation to consider your interests as a holder of the Securities. However, employees of UBS Securities, an affiliate of UBS, are members of the Dow Jones-UBS Commodity Index Supervisory and Advisory Committees and UBS’s affiliates are involved in the public offering and sale of the Securities and may be engaged in secondary market making transactions in the Securities. Dow Jones and UBS Securities have no obligation to continue to publish the DJ-UBS Commodity Index, and may discontinue publication of the DJ-UBS Commodity Index at any time in their sole discretion.

Overview

UBS Securities acquired AIG Financial Product Corp.’s commodity business as of May 6, 2009. Dow Jones and AIG International Inc. (“AIGI”), to which AIG Financial Product Corp. (“AIG-FP”) is successor in interest, developed the Dow Jones-AIG Commodity Index. As a result of the sale of AIG Financial Product Corp.’s commodity business to UBS Securities, the Dow Jones-AIG Commodity Indexes have been re-branded as the Dow Jones-UBS Commodity Indexes effective May 7, 2009.

The DJ-UBS Commodity Index was introduced in July 1998 to provide unique, diversified, economically rational and liquid benchmarks for commodities as an asset class. The DJ-UBS Commodity Index currently is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. For a general description of the commodity future markets, see “The Commodity Futures Markets” below. The commodities included in the DJ-UBS Commodity Index for 2010 are as follows: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gas (RBOB), wheat and zinc.

The DJ-UBS Commodity Index is a proprietary index that Dow Jones and AIG developed and that Dow Jones, in conjunction with UBS Securities, calculates. The methodology for determining the composition and weighting of the DJ-UBS Commodity Index and for calculating its value may be amended or changed only upon the approval of the Dow Jones — UBS Commodity Index Supervisory Committee, except during periods of extraordinary circumstances such as during a market emergency. Questions and issues relating to the application and interpretation of terms contained in this document generally and calculations during periods of extraordinary circumstances in particular will be resolved or determined by the Supervisory Committee unless circumstances do not permit convening of such committee for its decision, in which case any such questions and calculations shall be resolved or determined by UBS Securities in consultation, if practicable, with Dow Jones.

UBS and its affiliates actively trade futures contracts and options on futures contracts on the commodities that underlie the DJ-UBS Commodity Index, as well as commodities, including commodities included in the DJ-UBS Commodity Index. UBS and its affiliates also actively enter into or trade and market securities, swaps, options, derivatives and related instruments which are linked to the performance of commodities or are linked to the performance of the DJ-UBS Commodity Index. Certain of UBS’s affiliates may underwrite or issue other securities or financial instruments indexed to the DJ-UBS Commodity Index and related indices, and UBS Securities and Dow Jones and their affiliates may license the DJ-UBS Commodity Index for publication or for use by unaffiliated third parties. These activities could present conflicts of interest and could affect the level of the DJ-UBS Commodity Index. For instance, a market maker in a financial instrument linked to the performance of the DJ-UBS Commodity Index may expect to hedge some or all of its position in that financial instrument. Purchase (or selling) activity in the underlying DJ-UBS Commodity Index components in order to hedge the market maker’s position in the financial instrument may affect the market price of the futures contracts included in the DJ-UBS Commodity Index, which in turn may affect the value of the DJ-UBS Commodity Index. With respect to any of the activities described above, none of UBS Securities, Dow Jones or their respective affiliates has any obligation to take the needs of any buyers, sellers or holders of the Securities into consideration at any time.

The Dow Jones-UBS Commodity Index Supervisory and Advisory Committees

Dow Jones and UBS Securities have established a two-tier oversight structure comprised of the Supervisory Committee and the Advisory Committee. The purpose of the two-tier structure is to expand the breadth of input into the decision-making process in respect of the DJ-UBS Commodity Index, while also providing a mechanism for more rapid reaction in the event of any market disruption or extraordinary change in market conditions that may affect the DJ-UBS Commodity Index. The Supervisory Committee is comprised of three members, two of whom are appointed by UBS Securities and one of whom is appointed by Dow Jones, and will make all final decisions relating to the DJ-UBS Commodity Index, given any advice and recommendations of the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities. Both the Supervisory and Advisory Committees meet annually in June or July to consider any changes to be made to the DJ-UBS Commodity Index for the coming year. These committees may also meet at such other times as may be necessary for purposes of their respective responsibilities in connection with the oversight of the Index.

The three members of the Supervisory Committee are:

Mr. John Prestbo, Editor and Executive Director, Dow Jones Indexes

Mr. Prestbo was a reporter and editor for The Wall Street Journal for more than 30 years. He was Commodity News Editor of the Journal from 1975 to 1977, when he introduced several enhancements of commodity coverage that are still being used. He was instrumental in building the Dow Jones unit that became Dow Jones Indexes in 1997. He co-authored The Wall Street Journal Book of International Investing, 1997, Barron’s Guide to Making Investment Decisions, 1993, and News and the Market, 1974; in addition, Mr. Prestbo edited This Abundant Land, 1974. Mr. Prestbo has been awarded the University of Missouri Award for Distinguished Business Writing and the George M. Loeb Achievement Award for Business Writing.

Mr. Mikhail Faktorovich, Director, UBS Securities LLC

Mr. Faktorovich is a quantitative analyst in the commodities group, and worked at AIG Trading Group (and subsequently AIG Financial Products Corp.) from 2001 until joining UBS when it acquired the Index in May 2009. Prior to AIG Trading Group, Mr. Faktorovich worked at JP Morgan Investment Management in the Structured Equity Group. Mr. Faktorovich earned an MS in Math Statistics and Operations Research at New York University Courant Institute, and a BS in Engineering Science and Applied Mathematics at State University of New York at Stony Brook.

Mr. Jeffrey M. Saxon, Director, UBS Securities LLC

Mr. Saxon is a Director at UBS Securities LLC and a member of the Supervisory Committee for the Dow Jones-UBS Commodity Index. Prior to joining UBS Securities LLC in 2009, Mr. Saxon was a Vice President and Counsel at AIG Financial Products Corp., where he supported their commodity index business and negotiated and structured commodity derivative transactions. He is a graduate of Harvard Law School and received a B.S. in Chemistry from the University of Virginia.

The Advisory Committee consists of leading figures from the financial and academic communities. The members of the Advisory Committee will be announced each year prior to the annual meeting of the Advisory Committee.

The Supervisory Committee has a significant degree of discretion in making determinations relating to the Index. The Supervisory Committee may exercise this discretion as it determines to be most appropriate.

Four Main Principles Guiding the Creation of the Dow Jones-UBS Commodity Index

The DJ-UBS Commodity Index was created using the following four main principles:

♦	Economic significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the DJ-UBS Commodity Index uses both liquidity data and dollar-weighted production data in determining the relative quantities of included commodities.

The DJ-UBS Commodity Index primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The DJ-UBS Commodity Index also relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The DJ-UBS Commodity Index thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

♦	Diversification. A second major goal of the DJ-UBS Commodity Index is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the DJ-UBS Commodity Index is re-balanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.
♦	Continuity. The third goal of the DJ-UBS Commodity Index is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the DJ-UBS Commodity Index from year to year. The DJ-UBS Commodity Index is intended to provide a stable benchmark, so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the DJ-UBS Commodity Index.
♦	Liquidity. Another goal of the DJ-UBS Commodity Index is to be highly liquid. Liquidity is included as a weighting factor in order to better accommodate substantial investment flows. The liquidity of an index not only affects transaction costs associated with current investments, but may also affect the reliability of historical price performance data. That is, to the extent that market inefficiencies may result from substantial inflows of investment capital, these inefficiencies — and corresponding distortions in index performance — will be minimized by weighting distributions which more closely mirror actual liquidity in the markets. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These principles represent goals of the DJ-UBS Commodity Index and its creators, and there can be no assurance that these goals will be reached by either Dow Jones or UBS Securities.

Composition of the DJ-UBS Commodity Index

The following methodology has been previously employed by Dow Jones and AIG-FP, and shall continue to be employed by Dow Jones and UBS Securities, in determining the composition of the DJ-UBS Commodity Index.

Commodities Available for Inclusion in the DJ-UBS Commodity Index

The commodities that have been selected for possible inclusion in the DJ-UBS Commodity Index are believed by Dow Jones and UBS Securities to be sufficiently significant to the world economy to merit consideration for inclusion in the DJ-UBS Commodity Index, and each such commodity is the subject of a qualifying related futures contract (a “Designated Contract”).

With the exception of several London Metal Exchange (“LME”) contracts, where UBS Securities believes that there exists more than one futures contract with sufficient liquidity to be chosen as a Designated Contract for a commodity, UBS Securities selects the futures contract that is traded in North America and denominated in dollars. If more than one such contract exists, UBS Securities selects the most actively traded contract. This process is reviewed by the Supervisory and Advisory Committees. Data concerning this Designated Contract will be used to calculate the DJ-UBS Commodity Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a Designated Contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that Designated Contract.

The 23 potential commodities that may be included in the DJ-UBS Commodity Index in a given year currently are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, cattle, hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

Commodity Groups

For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the DJ-UBS Commodity Index are assigned to Commodity Groups. The Commodity Groups currently include Energy, Precious Metals, Industrial Metals, Livestock, Grains, Vegetable Oil and Softs.

Determination of Relative Weightings

The relative weightings of the component commodities included in the DJ-UBS Commodity Index are determined annually according to both liquidity and dollar-adjusted production data in -2/3 and -1/3 shares, respectively. Each June, for each commodity designated for potential inclusion in the DJ-UBS Commodity Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the Designated Contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the applicable index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the Designated Contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the applicable index. The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Commodity Index Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in each index (the “Index Commodities”) and their respective percentage weights.

Diversification Rules

The DJ-UBS Commodity Index is designed to provide diversified exposure to commodities as an asset class. To ensure that no single commodity or commodity sector dominates the DJ-UBS Commodity Index, the following diversification rules are applied to the annual reweighting and rebalancing of the DJ-UBS Commodity Index as of January of the applicable year:

♦	No related group of commodities designated as a Commodity Group may constitute more than 33% of the DJ-UBS Commodity Index.
♦	No single commodity may constitute more than 15% of the DJ-UBS Commodity Index.
♦	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute more than 25% of the DJ-UBS Commodity Index.
♦	No single commodity that is in the DJ-UBS Commodity Index may constitute less than 2% of the DJ-UBS Commodity Index.

Following the annual reweighting and rebalancing of the DJ-UBS Commodity Index in January, the percentage of any single commodity or group of commodities at any time prior to the next reweighting or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers

Following application of the diversification rules discussed above, CIPs are incorporated into the DJ-UBS Commodity Index by calculating the new unit weights for each DJ-UBS Commodity Index Commodity. Near the beginning of each new calendar year (the “CIM Determination Date”), the CIPs, along with the settlement prices on that date for Designated Contracts included in the DJ-UBS Commodity Index, are used to determine a Commodity Index Multiplier (“CIM”) for each DJ-UBS Commodity Index Commodity. This CIM is used to achieve the percentage weightings of the commodities included in the DJ-UBS Commodity Index, in dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each DJ-UBS Commodity Index Commodity will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Calculations

The DJ-UBS Commodity Index is calculated by Dow Jones, in conjunction with UBS Securities, by applying the impact of the changes to the futures prices of commodities included in the DJ-UBS Commodity Index (based on their relative weightings). Once the CIMs are determined as discussed above, the calculation of the DJ-UBS Commodity Index is a mathematical process whereby the CIMs for the commodities included in the DJ-UBS Commodity Index are multiplied by the prices in US dollars for the applicable Designated Contracts. These products are then summed. The percentage change in this sum is then applied to the prior DJ-UBS Commodity Index level to calculate the current DJ-UBS Commodity Index level. Dow Jones disseminates the DJ-UBS Commodity Index level approximately every fifteen seconds (assuming the DJ-UBS Commodity Index level has changed within such fifteen-second interval) from 8:00 a.m. to 3:00 p.m. (New York time), and publishes a daily DJ-UBS Commodity Index level at approximately 4:00 p.m. (New York time) on each DJ-UBS Business Day on Reuters page UBSCI. DJ-UBS Commodity Index levels can also be obtained from the official websites of Dow Jones and are also published in The Wall Street Journal.

The DJ-UBS Commodity Index is a Rolling Index

The DJ-UBS Commodity Index is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each contract occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position. The DJ-UBS Commodity Index is a “rolling index.”

DJ-UBS Commodity Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the index will be adjusted in the event that UBS Securities determines that any of the following index calculation disruption events exist:

(a)	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the index on that day,
(b)	the settlement price of any futures contract used in the calculation of the index reflects the maximum permitted price change from the previous day’s settlement price,
(c)	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the index, or
(d)	with respect to any futures contract used in the calculation of the DJ-UBS Commodity Index that trades on the LME, a business day on which the LME is not open for trading.

Disclaimer

NONE OF DOW JONES, UBS SECURITIES OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS IN THE DJ-UBS COMMODITY INDEX, ANY INDEX RELATED TO THE DJ-UBS COMMODITY INDEX, ANY SUB-INDEX OF THE DJ-UBS COMMODITY INDEX OR THE CALCULATION OF ANY THEREOF. NONE OF DOW JONES, UBS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY THE PARTIES TO ANY TRANSACTION INVOLVING THE DJ-UBS COMMODITY INDEX, ANY INDEX RELATED TO THE DJ-UBS COMMODITY INDEX, ANY SUB-INDEX OF THE DJ-UBS COMMODITY INDEX OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE DJ-UBS COMMODITY INDEX, ANY INDEX RELATED TO THE DJ-UBS COMMODITY INDEX, ANY SUB-INDEX OF THE DJ-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. NONE OF DOW JONES, UBS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DJ-UBS COMMODITY INDEX, ANY INDEX TO THE DJ-UBS COMMODITY INDEX, ANY SUB-INDEX OF THE DJ-UBS COMMODITY INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS OR ANY OF THEIR SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN DOW JONES AND UBS SECURITIES OTHER THAN UBS SECURITIES’S SUBSIDIARIES AND AFFILIATES.

The Commodity Futures Markets

Contracts on physical commodities are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. At present, all of the contracts included in the DJ-UBS Commodity Index are exchange-traded futures contracts. An exchange-traded futures contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price. A futures contract on an index of commodities typically provides for the payment and receipt of a cash settlement based on the value of such commodities. A futures contract provides for a specified settlement month in which the commodity or financial instrument is to be delivered by the seller (whose position is described as “short”) and acquired by the purchaser (whose position is described as “long”) or in which the cash settlement amount is to be made.

There is no purchase price paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearing houses, but may be as low as 5% or less of the value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin in the most advantageous form (which may vary depending on the exchange, clearing house or broker involved), a market participant may be able to earn interest on its margin funds, thereby increasing the potential total return that may be realized from an investment in futures contracts. The market participant normally makes to, and receives from, the broker subsequent payments on a daily basis as the price of the futures contract fluctuates. These payments are called “variation margin” and make the existing positions in the futures contract more or less valuable, a process known as “marking to market.”

Futures contracts are traded on organized exchanges, known as “contract markets” in the United States, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house. The clearing house guarantees the performance of each clearing member which is a party to the futures contract by, in effect, taking the opposite side of the transaction. At any time prior to the expiration of a futures contract, subject to the availability of a liquid secondary market, a trader may elect to close out its position by taking an opposite position on the exchange on which the trade obtained the position. This operates to terminate the position and fix the trader’s profit or loss.

U.S. contract markets, as well as brokers and market participants, are subject to regulation by the Commodity Futures Trading Commission. Futures markets outside the United States are generally subject to regulation by comparable regulatory authorities. However, the structure and nature of trading on non-U.S. exchanges may differ from the foregoing description. From its inception to the present, the DJ-UBS Commodity Index has been comprised exclusively of futures contracts traded on regulated exchanges.